December 12, 2024

Sung Hyuk Lee
Chief Executive Officer
Harvard Ave Acquistion Corporation
3rd Floor, 166 Yeongsin-ro
Yeongdengpo-gu, Seoul, 07362
Republic of Korea

       Re: Harvard Ave Acquistion Corporation
           Draft Registration Statement on Form S-1
           Submitted November 15, 2024
           CIK No. 0002042460
Dear Sung Hyuk Lee:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted November 15, 2024
Cover Page

1. We refer to the eleventh paragraph beginning with the sentence, "Following this offering, our insiders will own a total of 7,187,500 insider shares, representing 20.0%
       of the issued and outstanding shares following this offering." Please revise to reconcile your statement here that "[y]our sponsor or its affiliates have not received or will receive any other form of compensation upon the closing of the offering," with your disclosure in the following paragraph of additional forms of compensation.

       Please also revise to reconcile similar statements on pages 4, 88, and 106.
 December 12, 2024
Page 2
2. Where you provide cross-references to the locations of related disclosures in the prospectus for each of compensation and securities issuance and conflicts of interest, please expand your disclosures to also provide a cross-reference to related disclosures in your prospectus summary. See Items 1602(a)(3) and (5) of Regulation
S-K.
3. Where you provide cross-references to the locations of related disclosures in the prospectus for each of compensation and securities issuance, dilution, and conflicts of interest, please revise to highlight each cross-reference by prominent type or in another manner. See Items 1602(a)(3), (4), and (5) of Regulation S-K. Prospectus Summary
Our Sponsor, page 3

4. Please revise to reconcile your disclosures regarding the transfer restrictions on the insider shares. As non-exclusive examples, here and on pages 18 and 125, you state that the insider shares will be released from the lock-up if the last sale price of the
       Class A ordinary shares equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period after your initial business combination. However, on pages 6, 90, and 107, you state that the insider shares will be released from the lock-
       up if the last sale price of the Class A ordinary shares equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period 150 days after your initial business combination.
5. Please expand your disclosure outside of the compensation table on page 5 to describe the extent to which the private placement warrants, which may be exercised on a cashless basis, may result in a material dilution of the purchasers' equity interests, including that such warrants may be converted from loans from the sponsor. See Item
       1602(b)(6) of Regulation S-K.
6. We note the disclosure on page 6, in part, that the sponsor does not have any agreement, arrangement, or understanding with the company regarding transfer of interests in relation to your initial business combination, nor is there any agreement between the sponsor and any unaffiliated shareholders of the company regarding transfer of interests. Please revise, where appropriate, to disclose any circumstances under which the sponsor, directly or indirectly, could transfer ownership of securities of the SPAC. See Item 1603(a)(6) of Regulation S-K. For example, as applicable, add risk factor disclosure about risks that may arise from the sponsor having the ability to remove itself as your sponsor before identifying a business combination, including through the unconditional ability to transfer the insider shares or otherwise. Address the consequences of such removal to the company's ability to consummate an initial business combination, including that any replacement sponsor could have difficulty finding a target.
Business Strategy and Acquisition Criteria, page 8

7. Please revise to reconcile your disclosures regarding the actions or events triggering an extension of the period of time required to consummate your initial business combination. For example, here you state that you may extend the period of time two times, by an additional three months each time, provided that your sponsor or designee deposits $2,500,000 into the trust account for each three month extension.
       However, the notes to your financial statements state that you will have 18 months
 December 12, 2024
Page 3

       from the closing of the offering to complete your initial business combination, or up to 24 months if you have executed a letter of intent, agreement in principle or definitive agreement for an initial business combination within 18 months from the closing of the offering.
8. Please expand your disclosure to describe the consequences to the sponsor of not completing an extension of the time period to consummate your initial business combination. See Item 1602(b)(4) of Regulation S-K.
9. Please expand your disclosure to describe how the terms of additional financings may impact unaffiliated security holders. See Item 1605(b) or Regulation
S-K.
Insider Shares, page 17

10. Please revise to disclose, as you explain elsewhere, that prior to your initial business combination, only holders of the insider shares have the right to vote on the appointment or removal of a member of the board of directors for any reason.
11. Please revise to disclose, as you explain elsewhere, that your insiders will be entitled to liquidating distributions with respect to any public shares they hold if you fail to complete your initial business combination within the prescribed time frame.
Offering proceeds to be held in trust, page 18

12. Please revise to reconcile your cover page disclosure that except for income taxes, the proceeds placed in the trust account and the interest earned thereon are not intended to be used to pay for possible excise tax or any other fees or taxes that may be levied on the company, with your disclosure here that there will be released to you from the trust account any interest earned on the funds in the trust account that you need to pay your income or other tax obligations.
Conflicts of Interest, page 28

13. Please expand your disclosure to also describe conflicts of interest relating to fees, reimbursements, or cash payments to your sponsor, insiders, officers or directors, or your or their affiliates for services rendered to you prior to or in connection with the consummation of your initial business combination, as referenced on page 19, including the repayment of loans, payment for office space, administrative, and support services, and reimbursement of out-of-pocket expenses. In addition, revise to disclose conflicts of interest that may arise in the event that you seek to complete your initial business combination with a company that is affiliated with your sponsor, officers, directors, insiders or their affiliates, as referenced on page
10. See Item
       1602(b)(7) of Regulation S-K.
Risk Factors
We may issue additional ordinary or preferred shares or debt securities..., page 36

14. We note your disclosure that you may issue additional ordinary or preferred shares or debt securities to complete your initial business combination. Please expand to clearly disclose the impact to you and investors, including that the arrangements result in costs particular to the de-SPAC process that would not be anticipated in a traditional
       IPO. If true, disclose that the agreements are intended to ensure a return on investment
 December 12, 2024
Page 4

       to the investor in return for funds facilitating the sponsor   s
completion of the business
       combination or providing sufficient liquidity.
A public shareholder who fails to vote either in favor of or against a proposed business combination..., page 64

15. Please revise to reconcile your disclosure here with your disclosures elsewhere that each public shareholder may elect to redeem its public shares regardless of whether such shareholder votes for or against, or abstains from voting on, the proposed business combination.
Dilution, page 77

16. Please revise here, and elsewhere as appropriate, to expand on your assumptions by highlighting that you may need to issue additional ordinary or preferred shares or debt securities because you intend to target businesses with enterprise values that are greater than you could acquire with the net proceeds of this offering and the sale of the private placement warrants, as you explain elsewhere.
17. Please expand your narrative disclosure to describe each material potential source of future dilution. Your revisions should address, but not be limited to, founder shares anti-dilution rights, shares or other securities that may be issued in connection with the closing of your initial business combination, and sponsor working capital loans that may be convertible into equity. Reference is made to Item 1602(c) of Regulation
       S-K.
Proposed Business
Our Insider and Management, page 87

18. As applicable, revise to describe the experience of the SPAC sponsor, its affiliates, and any promoters in organizing special purpose acquisition companies and the extent to which the SPAC sponsor, its affiliates, and the promoters are involved in other special purpose acquisition companies, as required by Item 1603(a)(3) of Regulation
       S-K. In this regard, we note your reference on page 42 to a special purpose acquisition company that certain of your directors are currently serving as officer and directors of.

       Also revise, as appropriate, your disclosure describing the fiduciary duties of your management on page 113.
19. Please revise the table on page 90 to disclose the lock-up agreement with the underwriter. See Item 1603(a)(9) of Regulation S-K.
Management, page 104

20. Please revise to provide all the information required by Item 401 regarding Mr.
       Hongbo Xing, who you describe elsewhere as a member of your board of directors.
       Also revise to include Mr. Xing in the table of your directors and executive officers on page 104.
 December 12, 2024
Page 5
Enforceability of Civil Liability, page 158

21. Please revise to reconcile your disclosure here that all of your executive officers and directors will be located inside the United States (except Mr. Sung Hyuk Lee and Mr.
       Hoon Ji Choi) with your disclosures elsewhere. For example, we note that on page 3 and elsewhere you state that Mr. Hongbo Xing is located in China. Revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. In addition, please expand your corresponding risk factor on page 66 to highlight that the the sole member of your sponsor is a Chinese citizen located in
       China and to address the foregoing risks.
General

22. Please revise throughout your prospectus, as appropriate, to disclose the terms of any anti-dilution feature of the Class A ordinary shares. In this regard, we note your reference on page 48 to the public shares being significantly diluted, "subject to certain anti-dilution exceptions."

       Please contact William Demarest at 202-551-3432 or Wilson Lee at 202-551-3468 if
you have questions regarding comments on the financial statements and related matters.
Please contact Benjamin Holt at 202-551-6614 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction
cc:   Ze   -ev D. Eiger, Esq.